Exhibit 1.02

Entropic Communications, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented by Entropic Communications, Inc. (herein referred to as “Entropic” the “Company,” “we,” “us,” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). Companies, such as Entropic, which file reports under the Securities Exchange Act of 1934 (each a reporting company) are subject to the Rule.

The Rule was adopted by the Securities and Exchange Commission (SEC) to implement the conflict minerals provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting and due diligence obligations on reporting companies whose manufactured products contain conflict minerals which are necessary to the functionality or production of the products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG or Conflict Minerals) for the purposes of this assessment. These requirements apply to reporting companies regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a reporting company can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered CounEtries), or from recycled and scrap sources, it must submit a Form SD which describes the Reasonable Country of Origin Inquiry (RCOI) completed.

If a reporting company has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the reporting company must exercise due diligence on the Conflict Minerals’ source and chain of custody. The reporting company must annually submit a Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

The CMRt presented herein is not audited, as no audit is required for 2013.

1.	Company Overview

Entropic designs and sells semiconductor solutions for the connected home. Our next-generation Set-top Box, or STB, System-on-a-Chip, or SoC, and home connectivity, or Connectivity, semiconductor solutions enable global Pay-TV operators to offer consumers more captivating whole-home entertainment experiences by evolving the way digital entertainment is delivered, connected and consumed - in the home and on the go.

For more information about our company and company detail description please refer to our website at www.entropic.com.

2.	Products Overview

For the purpose of our compliance with the Rule, Entropic’s product lines can be classified into two categories: IC Products and Board Products. IC products refer to the integrated circuit devices that Entropic sells to its customers that are eventually built into their systems, such as set top boxes, for end user applications. IC products are manufactured for Entropic by Entropic’s subcontractor partners. Entropic’s suppliers of IC products are limited to tier 1 (the top tier or most well established) foundry and assembly suppliers such as Taiwan Semiconductor Manufacturing Corporation (TSMC), Global Foundry, TowerJazz, Amkor, ASE, and UTAC. Over 99% of the Company’s revenues are generated through sales of IC products.

Board products refer to evaluation or demonstration circuit boards that Entropic may sell to customers or prospective customers to allow them to test or validate Entropic’s IC products. Board products are sales, marketing or business development tools that facilitate the sale of the Company’s IC products. Because of their limited application, Board products are manufactured and sold in very small quantities. Board products are either assembled at Entropic facilities or manufactured for Entropic by third party suppliers. The supplier base for board products varies widely and includes many small suppliers, including printed circuit board manufacturers, component distributors, component manufacturers and manufacturers of custom made hardware such as RF filters, connectors, cables, etc. The sales of board products represent significantly less than 1% of the company’s revenues.

3.	Supply Chain Overview

In order to manage its Conflict Minerals reporting obligations, Entropic relies upon the suppliers in its supply chain to provide information on the origin of any 3TG minerals contained in components, materials or products supplied to Entropic, including sources of 3TG minerals that they use in their manufacturing which are, in turn, supplied to them by their suppliers.

To facilitate the accurate reporting of such information to Entropic, we have conducted supplier training sessions designed to educate our supplier and supply chain partners regarding the relevant Conflict Minerals reporting requirements and Entropic’s due diligence expectations.

In addition, Entropic has actively engaged in analyzing our product components, and the role that suppliers play in our manufacturing and product delivery processes. We defined our supply chain Conflict Minerals due diligence scope of work to include active suppliers that provide components and manufacturing activities that are likely to contain any 3TG minerals. We adopted CFSI’s standard Conflict Minerals reporting templates, and launched our Conflict Minerals due diligence communication survey to these defined components and manufacturing suppliers representing all of our IC and board product suppliers from January 1, 2013 through December 31, 2013.

4.	Reasonable Country of Origin Inquiry (RCOI):

We conducted an analysis of our products and found that 3TG can be found in both of Entropic’s product categories. Therefore, the products that our suppliers manufacture on our behalf and which we sell to our customers are subject to the reporting obligations of Rule 13p-1.

Entropic conducted an RCOI. For purposes of the Required RCOI conducted by Entropic for this report, Entropic received supply chain responses beginning in the first quarter of 2013 and continuing through march 10,l 2014. Based on the RCOI, Entropic is unable to confirm that our necessary Conflict Minerals did not originate in the Democratic Republic of the Congo or an adjoining country or that those necessary Conflict Minerals are, or may be, from recycled or scrap. Consequently, under the Rule, we are required to undertake due diligence on the source and chain of custody of the Conflict Minerals in our products and submit to the SEC a Conflict Minerals Report as an exhibit to Form SD. This report is available in the Corporate Governance section of our corporate website under the Investors tab at www.entropic.com.

Conflict Minerals Status Analysis and Conflict Status conclusion:

Due to the nature of Entropic’s products and the size and complexity of its supply chain, many suppliers were unable to verify the origin of the Conflict Minerals in our products for the 2013 reporting period. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing our outreach efforts, we hope to further develop transparency into our supply chain.

5.	Due Diligence Program

6.1.	Conflict Minerals Policy

We have adopted a Conflict Minerals Policy which underscores our commitment to responsible sourcing of materials for our products, including the sourcing of Conflict Minerals, This policy sets forth the expectations we have regarding our suppliers’ similar commitment to responsible sourcing and our support for greater transparency with regard to the sourcing of Conflict Minerals in our supply chain. In our policy, we describe objectives for our suppliers with respect to sourcing of Conflict Minerals, our specific expectations of our suppliers to satisfy these objectives, and potential consequences if our suppliers do not meet these expectations.

Our Conflict Minerals Policy is publicly available in the Corporate Governance section of our corporate website under the Investors tab at www.entropic.com.

6.2.	Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been developed in conformity with the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. Entropic designed our due diligence process, management and measures to conform in all material respects with the framework OECD Guidance.

Our Conflict Minerals due diligence process included: the development of a Conflict Minerals Policy, management and governance structures with cross functional team members and executives, communication and supplier engagement, due diligence compliance process and measurement, record keeping, and escalation or grievance procedures.

Management Systems

As described above, Entropic has adopted a Conflict Minerals Policy which is posted on our website in the Corporate Governance section under the Investors tab at www.entropic.com.

Internal Team

Entropic has established a management system for Conflict Minerals. Our management system includes the development of a Conflict Minerals Compliance Team co-sponsored by the Quality Management and Legal Departments with executive-level representatives and various subject matter experts from relevant functions such as operations, supply chain management, component engineering and corporate quality. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by a Senior Component Engineer who acts as the executive Conflict Minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have engaged a third party data collection and software vendor, Foresite Compliance Cloud, Inc., to conduct outreach and providing, training to our suppliers, as well as to design and oversee the process for surveying suppliers and archive the received supplier responses associated with our RCOI.

Escalation or Grievance Procedure

Entropic has created specific communication emails and follow-up processes to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI.

Maintain records

Entropic has established our due diligence compliance process and set forth a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database.

6.3.	Steps to be taken to mitigate risk and maturing due diligence program

As we move towards a more mature and more sustained Conflict Minerals due diligence program, we intend to take the following steps to continue improving our due diligence and further mitigate any possible risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Enhance our supplier communication, training and escalation process to improve due diligence data accuracy and completion.

•	Continue to influence suppliers throughout our supply chain, and thereby indirectly influence additional smelters to obtain CFS status, where possible.

•	Continue to participate in industry initiatives

•	Reevaluate relationships with suppliers that do not seek to source from conflict-free sources and/or which are non-responsive to supplier surveys

6.	Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors downstream from our direct suppliers. Accordingly, we participate in industry-wide initiatives, such as the CFSI/CFS Program and the OECD framework, described above.

For the 2013 reporting period, we identified 10 direct suppliers for our IC products and 229 direct suppliers for our Board products. We sought to obtain survey responses from all of these suppliers, but, as indicated above, due to the size and complexity of our supply chain, many suppliers were unable to verify the origin of Conflict Minerals for the 2013 reporting period. We rely on our suppliers’ responses to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC reporting companies and subject to the Rule.

7.	Design and Implement a Strategy to Respond to Risks

In response to our risk assessment, Entropic has developed a risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to management.

As described above, we participate in industry-wide initiatives to disclose upstream actors in the supply chain. As part of our risk management plan, to ensure that our suppliers understand our expectations, we conduct education training programs in collaboration with our third party data collection and software vendor, Foresite Compliance Cloud, Inc. As described in our Conflict Minerals Policy, we have set forth our expectations regarding our suppliers’ sourcing of Conflict Minerals. We intend to engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country. If such suppliers are unable to demonstrate that the 3TG supplied to us does not support conflict in the DRC and adjoining countries, then we may establish an alternate source of 3TG that can be demonstrated does not support such conflict, as provided in the OECD guidance. In addition, we have also developed an escalation or grievance process for Conflict Minerals survey response for non-responsive suppliers and initiated an alternate sourcing strategy for components where suppliers continue to be nonresponsive.

8.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Entropic does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide 3TG to our supply chain. However, we do rely upon the cross industry EICC CFSI’s efforts to influence smelters and refineries and we support audits through our participation in the CFSI.

9.	Report on supply chain due diligence and Results

10.1.	Due Diligence Process

We conducted a survey of Entropic’s active suppliers described above using the template developed jointly by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website (www.conflictfreesourcing.org). The Template is being widely adopted by many companies in their due diligence processes related to Conflict Minerals.

At the outset of our 2013 RCOI, Entropic sought to survey our entire known component and outsourced manufacturing supply chain. During the process of our review, Entropic identified 128 suppliers that we considered were most likely to provide components and products with 3TG to Entropic.

Entropic has created and maintained a database of information obtained from suppliers in our Global Environmental Management System. Information about the sources of 3TG in our products that we were able to identify is included as part of this filing.

10.2.	Efforts to determine country of origin of mine of 3TG

By adopting the methodology outlined by the CFSI’s joint industry programs and outreach initiatives, and by requiring that our suppliers conform to standards that meet the OECD guidelines and respond to our survey inquiries by using the CFSI Conflict Minerals Reporting Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

10.3.	Smelters or Refiners Identified

At Entropic, we adopted CFSI’s industry approach to trace back the origin of 3TG by identifying smelters, refineries or recyclers and scrap supplier sources through our supply chain survey results. The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use ores that from the Covered Countries that do not support armed conflict in that region.

As a result of Entropic’s Conflict Minerals due diligence survey, we have gathered the names of 451 smelters and refineries in our supply chain. Among them, 54 are on the list of CFSI’s certified Conflict Free Smelters (CFS) list and considered to be conflict free. There are 200 smelters and refineries considered as EICC GeSI CFSI’s known smelters and refineries, while there are still 251 smelters and refineries that have not been validated and verified. Based on the information we received, we have reason to believe that the Conflict Minerals in our supply chain originated in some or all of the following countries: Australia, Austria, Belgium, Bolivia, Brazil, Canada, China, Germany, Hong Kong, Indonesia, Japan, Malaysia, Peru, Russia, South Africa, Switzerland, Thailand, Turkey and the United States of America.